June 8, 2016

Mr. Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N. E., Mail Stop 3233
Washington, D.C. 20549

RE:     Camden Property Trust
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 19, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed April 29, 2016
Form 8-K filed April 29, 2016
File No. 1-12110

Dear Mr. Gordon:

The following is the response of Camden Property Trust (the "Company") to the comments contained in the Staff's comment letter dated May 31, 2016 concerning the above-referenced reports.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations ("FFO") and Adjusted FFO ("AFFO"), page 33.

1.
We note that your reconciliation to FFO attributable to common shareholders and Adjusted FFO attributable to common shareholders begins with Net income attributable to common shareholders, however the reconciliation adds back income allocated to non-controlling interests. It appears that your FFO and AFFO measures represent FFO and AFFO on a company-wide basis. Please advise and revise your presentation in future filings to either remove the "income allocated to non-controlling interests" adjustment from the calculation of FFO or rename the FFO and AFFO measures to remove the phrase "attributable to common shareholders."

We started the reconciliation with net income attributable to common shareholders with the intent to provide FFO on a Company-wide basis. We will revise our presentation in future filings and rename the FFO and AFFO measures to remove the phrase "attributable to common shareholders" similar to the presentation below:

Camden Property Trust
11 Greenway Plaza, Suite 2400 Houston, TX 77046 P 713 354 2500 F 713 354 2700

Mr. Daniel L. Gordon
Securities and Exchange Commission
June 8, 2016

Reconciliations of net income attributable to common shareholders to FFO and AFFO for the three months ended March 31, 2016 and 2015 are as follows:

	Three Months Ended March 31,
($ in thousands)	2016	2015
Funds from operations
Net income attributable to common shareholders (1)	$41,730	$115,599
Real estate depreciation and amortization, including discontinued operations	64,812	60,363
Adjustments for unconsolidated joint ventures	2,358	2,245
Gain on sale of operating properties, net of tax	-	(85,145)
Income allocated to non-controlling interests	1,210	5,466
Funds from operations	$110,110	$98,528

Less: recurring capitalized expenditures	(9,294)	(10,644)
Adjusted funds from operations	$100,816	$87,884

Weighted average shares - basic	89,344	88,987
Incremental shares issuable from assumed conversion of:
Common share options and awards granted	355	391
Common units	1,894	1,897
Weighted average shares - diluted	91,593	91,275

(1)	Net income attributable to common shareholders for the three months ended March 31, 2016 includes a gain on sale of $0.4 million related to the sale of one land holding.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Summary of Significant Accounting Policies and Recent Accounting Pronouncements, page 9

2.
We note that two of your consolidated operating partnerships are VIEs in which you are considered the primary beneficiary. In future filings please include the disclosures outlined in ASC 810-10-50-3. Within your response, provide an example of your intended disclosure.

As disclosed in Footnote 2 on page F-13 of our Form 10-K for the fiscal year ended December 31, 2015, we adopted Accounting Standards Update 2015-02 ("ASU 2015-02"), Amendments to the Consolidation Analysis, on January 1, 2016. Within Footnote 2, we indicate our two operating partnerships would continue to be consolidated within our financial statements, and refer to Footnote 5, "Operating Partnership." The Company owns 92.2% of the limited partner interests of Camden Operating, L.P. and 94.2% of the limited partner interests of Camden Summit Partnership, L.P. (collectively, the "Partnerships"); the Company also owns 100% of the general partner interests of the Partnerships.

The Company did not provide the VIE presentation requirements of ASC 810-10-50-3 due to the application of the disclosure exemption criterion in ASC 810-10-50-5B as the general partner's interest should be considered a "majority voting interest" as the general partner:

Camden Property Trust
11 Greenway Plaza, Suite 2400 Houston, TX 77046 P 713 354 2500 F 713 354 2700

Mr. Daniel L. Gordon
Securities and Exchange Commission
June 8, 2016

(a)
Holds an equity investment that is more than inconsequential; we believe owning 100% of the general partner interests and over 90% of the limited partner interests of the Partnerships is considered more than inconsequential.

(b)
Has the power to direct the activities of the VIE that most significantly affect the VIE's economics through its equity interest, which would generally be the case when there are no kick-out rights held by the limited partners; the limited partner interests of the Partnerships not owned by the Company do not have the ability to direct the activities of the Partnerships, nor do they have the ability to remove the Company as the general partner of the Partnerships.

Additionally, the VIE's assets can be used for purposes other than the settlement of the VIE's obligations and the VIEs meet the definition of a business.

We believe as the above conditions have been met, the general partner holds 100% of the voting class of the Partnerships and the Company is exempt from providing the disclosures in ASC 810-10-50-3.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

3.
We note that you discuss property revenues, property expenses and property net operating income on a same store basis, which appear to be non-GAAP presentations. Please explain to us how your disclosure provides all of the information required by Item 10(e) of Regulation S-K. Specifically, management should disclose the reasons they believe the non-GAAP measure provides useful information to investors and the additional purposes, if any, for which management uses the non-GAAP measure.

We believe the same store presentation beginning on page 27 of our Form 10-Q for the quarterly period ended March 31, 2016, provides all of the information required by Item 10(e) of Regulation S-K.  The Company provided a reconciliation of net income to net operating income (“NOI”) for the three months ended March 31, 2016 and 2015.  This reconciliation was followed by an additional detail of the components of NOI between same store communities, non-same store communities, development and lease-up communities, and dispositions/other.  We will continue to provide a reconciliation of net income to NOI and will specifically label same-store NOI as a non-GAAP measure in future filings.

Same store communities in our March 31, 2016 Form 10-Q represented stabilized communities as of January 1, 2015.  Management believes same-store information is useful as it allows both management and investors to determine financial results over a particular period for the same set of communities.  The other property groups are also useful to investors as it provides results attributable to new or disposed of communities.  We will add the additional clarification management believes same-store information is useful as it allows both management and investors to determine financial results over a particular period for the same set of communities in future filings within the footnote relating to “Same Store” currently provided under the property NOI table disclosed on page 29.

Camden Property Trust
11 Greenway Plaza, Suite 2400 Houston, TX 77046 P 713 354 2500 F 713 354 2700

Mr. Daniel L. Gordon
Securities and Exchange Commission
June 8, 2016

Form 8-K filed on April 29, 2016

Exhibit 99.1

4.
We note your definition of EBITDA. Please note that measures calculated differently from EBITDA (as described in Exchange Act Release No. 47226) should not be characterized as EBITDA and their titles should be distinguished from EBITDA, such as Adjusted EBITDA. Reference is also made to Question 103.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We note your references related to EBITDA and non-GAAP Financial Measures and will incorporate similar disclosures, such as Adjusted EBITDA, in future filings as appropriate.

We acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (713) 354-2500.

Very truly yours,

/s/ Michael P. Gallagher
Michael P. Gallagher
Senior Vice President - Chief Accounting Officer

Camden Property Trust
11 Greenway Plaza, Suite 2400 Houston, TX 77046 P 713 354 2500 F 713 354 2700